

April 22, 2024

Meeta Vyas
Chief Financial Officer
NanoViricides, Inc
1 Controls Drive
Shelton, CT 06484

> **Re: NanoViricides, Inc**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **Response dated April 9, 2024**
> **File No. 001-36081**

Dear Meeta Vyas:

We have reviewed your April 9, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 1: Business
The NanoViricide Platform Technology in Brief, page 5

1. We note your response to prior comment 1 and reissue. Statements that conclude your clinical trials demonstrated the "safety" or "efficacy" of your product candidates are improper without regulatory approval, as conclusions related to safety and efficacy are within the sole authority of the FDA and comparable foreign regulators. In future filings, please discuss the objective results of your pre-clinical and clinical trials without concluding that such results demonstrate that your product candidates are safe or effective.

Please contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences